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                              August 11, 2022

       Oran Holtzman
       Chief Executive Officer
       ODDITY Tech Ltd.
       8 Haharash Street
       Tel Aviv-Jaffa, 6761304, Israel

                                                        Re: ODDITY Tech Ltd.
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted July 26,
2022
                                                            CIK No. 0001907085

       Dear Mr. Holtzman:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 and your revised disclosure on page 9. We reissue our comment in
part. Please revise your disclosure further to note that this material weakness caused you to
restate your previously issued 2020 financial statements, as indicated elsewhere in
the prospectus.
       Management's Discussion and Analysis
       Driving Customer Acquisition, Retention, and Repeat Purchases, page 83

   2. Refer to our prior comment number 3. Notwithstanding the comment below, please revise your discussion on page
83 to precede your discussion of "total sales" with the
 Oran Holtzman
FirstName LastNameOran Holtzman
ODDITY Tech   Ltd.
Comapany
August 11, NameODDITY
           2022        Tech Ltd.
August
Page 2 11, 2022 Page 2
FirstName LastName
         comparable GAAP number. For example, include a table for Net Revenue prior to the table of "Total Sales". Revise your disclosure throughout the filing, including revising the discussion on page 107 under "Loyal Customer Behavior", to discuss similar measurements when referring to Net Revenue and "Total Sales".
Non-GAAP Financial Measures, page 85

3.       Please confirm to us that    Total Sales   , as defined on page 85,
does not include
         promotional discounts. In addition, since "Sales" is sometimes interchangeable with
         "Revenue" please revise the terminology to avoid confusion.
Notes to the Consolidated Financial Statements
Note 16- Subsequent Events, page F-28

4. We note your response to prior comment 10. Please respond to the following:
             In your response you indicate that you analyzed the digital securities under ASC 815-
            40 and because the occurrence of an IPO is not an input into the pricing of a fixed-
            for-fixed option on equity shares, you concluded the digital assets should be classified as a liability and measured at fair value with changes through earnings. Please explain in further detail how you concluded that the occurrence of an
            IPO was required to be evaluated as a settlement provision based on the guidance in
            ASC 815-40-15-7C through 15-7H as compared to the evaluation of a contingent exercise provision under paragraph ASC 815-40-15-7A through 15-7B. Furthermore, please explain in further detail how you considered the fact that the strike price
            (conversion price at the time of the IPO) appears to be based solely on your stock price at the time of the IPO. Please also refer to the guidance in paragraphs 815-40-
            55-26, 55-32 and 55-41.
             Please tell us whether there is an explicit cap on the number of shares that could be required to be delivered upon conversion of the digital securities immediately prior to the closing of the IPO. If not, please tell us how you considered the guidance in ASC
            815-40-25-26.
5. We note the 648 digital securities issued in June 2022 are represented by blockchain-
         based digital tokens on a third-party operated platform and protocol using the Ethereum blockchain. Please tell us your consideration of Staff Accounting Bulletin No. 121. As part of your response, please specifically address the following:
             Describe your role and the activities performed in connection with the issuance, maintenance, record keeping, and safeguarding of any cryptographic key information necessary to access the digital securities.
             Describe the roles and activities performed by the third-party operated platform and any custodian that may be involved.
             Describe the process that would take place if a holder wanted to offer, sell or otherwise transfer the digital securities, which would require your consent. As part of your response, please clarify how the digital assets would be transferred, and by whom, if consent was granted.
 Oran Holtzman
ODDITY Tech Ltd.
August 11, 2022
Page 3
6. We acknowledge your response to our sixth bullet point of comment 10 in which you state you will provide a supplemental letter containing a summary of the determination of the fair value of the Class A ordinary shares that will be issued in your IPO, and for which the
      Digital Securities will be converted upon the IPO Conversion. We will review the response once it is submitted.
General

7. We note your response to prior comment 12 and revised disclosure. We further note your statement on the final graphic that "[Your] Competitive Advantage Grows Every Day."
      Please balance this statement with a brief description of your competitive challenges.
      Alternatively, please remove this statement.
       You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameOran Holtzman
                                                            Division of
Corporation Finance
Comapany NameODDITY Tech Ltd.
                                                            Office of Life
Sciences
August 11, 2022 Page 3
cc:       Alison A. Haggerty, Esq.
FirstName LastName